Cannell Capital LLC applauds Destination XL Group, Inc.("DXLG") on its progress, progress which while slow now has legs. The announcement on February 20, 2019 of the appointment of Harvey Kanter as CEO effective April 1 manifests such. His employment agreement is both creative and shareholder-friendly.

DXLG’s board is too big for tiny DXLG1. This shareholder believes that five directors is optimal. Less is more.

To get to five directors one needs to get to seven from the pro forma nine [with Mr. Kanter’s pending addition]. Let’s start with seven.

I will leave it to you to decide which two should walk the plank.

1A market capitalization of $107.3 million less cash of $6.3 million at December 31, 2018 yields a paltry value of $100 million.